MUSCLE MAKER, INC.

308 East Renfro Street, Suite 101

Burleson, Texas 76028

(682) 708-8250

November 18, 2019

Via Edgar

Mr. Patrick Kuhn

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Muscle Maker, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2018
Filed August 21, 2019
File No. 000-55918

Dear Mr. Kuhn:

The following response addresses the comment of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated October 22, 2019 (the “Comment Letter”) relating to the Form 10-K for the fiscal year ended December 31, 2018 of Muscle Maker Inc. (the “Company”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety in bold, followed by the corresponding response from the Company.

Form 10-K For the Fiscal Year Ended December 31, 2018

Item 9A. Controls and Procedures

(b) Management’s Annual Report on Internal Control Over Financial Reporting, page 56

1.	Please amend your filing to include management’s assessment of the effectiveness of your internal control over financial reporting and identify the framework used by management to evaluate the effectiveness. Refer to Item 308(a)(2) and (3) of Regulation S-K for guidance. Additionally, please note the requirement for appropriate certifications to accompany any amended filing that is made.

Response

On November 13, 2019, the Company filed its Form 10-K/A which included management’s assessment of the effectiveness of its internal control over financial reporting and identified the framework used by management to evaluate the effectiveness.

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Please do not hesitate to contact the undersigned at (201) 286-7703 if you have any questions or comments. Thank you.

Sincerely,

/s/ Ferdinand Groenewald
Ferdinand Groenewald, CFO